Ballard Power Systems Inc.

Ballard Denies Rumour of Indian Investment

For Immediate Release – June 27, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that it has received a number of inquiries related to recent media reports claiming that Ballard is considering a significant investment in an Indian corporation. Ballard has no current plan or intention of effecting any such transaction and indeed, has not had any contact with the identified company.

While Ballard’s normal policy is not to respond to market rumours, the extensive distribution this erroneous report is receiving necessitated this response by Ballard.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are infused with proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com